UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated January 14, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: January 14, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 810 – 1708 Dolphin Ave.

Kelowna, B.C.

V1Y 9S4

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

January 14, 2008

STRATHMORE AMENDS PINE-TREE RENO CREEK, WYOMING JOINT VENTURE

STRATHMORE MINERALS CORP. (“Strathmore” or “the Company”) announces that it has amended a provision of its JV agreement with American Uranium Corporation (“American Uranium”) on its Pine Tree-Reno Creek uranium project in Wyoming.

Effective immediately, American Uranium has agreed to increase its exploration and development expenditures from US $5 million to US $ 12.375 million to earn an initial 22.5% interest in the project .. Both companies have mutually agreed to this amendmen t. With this amendment, Strathmore has agreed to rescind its 11% buyback provision under the terms specified by the original agreemen t . All other terms as per the original agreement remain unchanged , including total expenditures of US $33 million required to be spent by American Uranium to earn a 60% interest.

In November, American Uranium announced that it had acquired a strategically important data base from Power Resources Inc. (Cameco’s US subsidiary). The data package contains digitized and paper logs for approximately 1,100 drill holes, in addition to testing and permitting documents. Based on the analysis of this historical data, the Joint Venture has planned the following work programs for 2008:

•

Complete a NI 43-101 technical report to verify and update the 14 million lb historical    resource at Pine-Tree Reno Creek

•

Complete additional exploration and infill drilling

•

Initiate permit activities including installation of groundwater monitor wells, technical wellfield design, and preliminary engineering design of an ISR facility.

Strathmore’s newly appointed CEO David Miller, commented, “Pine-Tree Reno Creek has been in our portfolio of projects since the beginning. It is located in close proximity to Wyoming’s existing ISR production owned by Cameco and AREVA. The majority of the property comprises parts of the former Pathfinder and Union Pacific Resource s projects that were close to completing all permitting prior to the major decline in uranium prices. Pine-Tree Reno Creek will complement our 100% owned Gas Hills Project, which is planned for conventional open-pit production in 2009-2010.  This decision to amend our agreement sets the stage to further advance the development of the Pine-Tree Reno Creek project.”

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties in the United States.  Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico.  STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol “STM”.

This news release contains "forward-looking information" that is based on Strathmore Minerals Corp.'s current expectations, estimates, forecasts and projections. This forward-looking information includes, among other things, statements with respect to Strathmore's exploration and development plans, outlook and business strategy. The words "may", "would", "could", "should", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" or other similar words and phrases are intended to identify forward-looking information.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Strathmore's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: uncertainties related to the historical resource estimates, the work expenditure commitments; the ability to raise sufficient capital to fund future exploration or development programs; changes in economic conditions or financial markets; changes in input prices; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or an inability to obtain permits required in connection with maintaining, or advancing, the Gas Hills projects; and labour relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Strathmore Minerals Corp. disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Bob Hemmerling/ Craig Christy

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com